VNUE, Inc.

104 West 29th Street, 11th Floor

New York , NY 10001

Via EDGAR

July 14, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Brian Fetterolf

Re:	VNUE, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 11, 2022
File No. 333-262712

Dear Mr. Fetterolf:

I write on behalf of VNUE, Inc, (the “Company”) in response to Staff’s letter of July 14, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1, filed July 11, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 11, 2022

Item 16. Exhibits and Financial Statement Schedules, page II-3

1. We note your response to comment 4 and we re-issue the comment. Please file the executed copies of the equity financing agreement and registration rights agreement. In this regard, we note that exhibits 10.17 and 10.18 only provide the forms of such agreements and that the signature pages are not executed.

In response to this comment, the Company has attached the executed Equity Financing Agreement and the Registration Rights Agreement.

Sincerely,

/s/ Zach Bair
Zach Bair
Chief Executive Officer